UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                           SEC File No. 0-23530
(Check One):                                           CUSIP Number 89323B 30 6

[ ]Form 10-KSB   [ ]Form 20-F   [ ]Form 11-K   [X] Form 10-QSB  [ ]Form - SAR

                  For Period Ended: September 30, 2006

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form -SAR

                  For the Transition Period Ended:____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION
Full Name of Registrant:  Trans Energy, Inc.

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number)                          210 Second Street
City, State and Zip Code:                    St. Marys, West Virginia 26170

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, -SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In September 2006, the registrant changed its certifying accountants. In working with its new independent auditors, there has been a delay in the auditors completing their review of the current report and thus, the registrant has not been able to file its Form 10-QSB by the due date. Management believes that it will be able to complete and file its Form 10-QSB for the period ended September 30, 2006 within the prescribed extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Leonard E. Neilson                          (801)                 733-0800
------------------                       -----------         ------------------
      (Name)                             (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify reports(s).                Yes [X]          No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ ]   No [X]

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               TRANS ENERGY, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006                     By  /S/ JAMES K. ABCOUWER
                                               ---------------------------------
                                                JAMES K. ABCOUWER
                                                Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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